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E-mail:	hhenryson@wolfblock.com

March 24, 2006

VIA EDGAR

Michele M. Anderson, Esq. Legal Branch Chief United States Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	Cenuco, Inc.

Amendment No. 1 to Preliminary Schedule 14A

File No. 1-32187

Dear Ms. Anderson:

On behalf of Cenuco, Inc. (the “Company” or “Cenuco”), we are responding to the Staff’s comment letter, dated March 17, 2006, regarding Amendment No. 1 to the Company’s Preliminary Schedule 14A (the “Schedule 14A”) filed with the Securities and Exchange Commission on February 24, 2006. We are filing concurrently herewith Amendment No. 2 to the Schedule 14A.

We have set forth below each of the Staff’s comments and the Company’s response to each comment.

General

1.

We have reviewed your responses to prior comments 1 and 19. Please note that the situation described in Note A of Schedule 14A is presented as an example only; it is not intended to limit the exent to which Note A may apply. In this regard, we are unaware of any temporal limitation on the application of Note A. In addition, we believe that, pursuant to Note A, the proxy statement should contain the information required by Item 14 of Schedule 14A because, at the time of the merger, the company knew that additional shares of common stock were needed to merge with Hermes. Either provide us with a detailed legal analysis for your position, including citations to Commission releases, no-action letters, etc., or revise to ensure that you provide all of the

Michele M. Anderson, Esq.

March 24, 2006

information required by Item 14 of Schedule 14A, particularly the financial information specified by Item 14(b)(8)-(11).

In response to the Staff’s comment, we have revised the applicable disclosure with respect to the merger, including the financial information specified by Item 14(b)(8)-(11), which financial information appears at the end of the Summary.

Summary, page 6

The Special Meeting, page 7

2.

Your revisions to the description of Proposal Two, on page 7, indicate that Proposal One can only be approved if Proposal Two is also approved, but the description suggests that Proposal Two can be approved without approving Proposal One. By contrast, on pages 57-58, your disclosure indicates that Proposal Two cannot be approved without approving Proposal One. Please revise to clarify whether or not Proposal Two can be approved without approving Proposal One. Similarly revise your descriptions of the interdependence between Proposals Three and Four on pages 8 and 69.

In response to the Staff’s comment, we have revised the applicable disclosure.

Financing Transaction, page 12

3.

We note your revisions and responses to prior comments 10 and 35. We are not persuaded by your explanation that stockholder approval of Proposals Three and Four are “totally unrelated to the Playtex asset acquisition.” In this regard, we note the disclosure in your Form 8-K filed November 21, 2005, and the agreements filed as exhibits to that Form. Please revise to disclose more clearly that you entered the bridge loan and the refinancing agreements on November 16, 2005, to provide the funds for the Playtex brand acquisition, which occurred on the same date. Additionally, disclose more clearly that the purchasers of the convertible securities described in connection with Proposals Three and Four are also the lenders under the bridge loan.

In response to the Staff’s comment, we have revised the applicable disclosure.

The Merger, page 30

Background of the Merger, page 30

4.

Expand your disclosure of the “other potential acquisitions and other alternatives” that the board considered, as reported by Mr. Bettinger. For instance, disclose the number of companies that Mr. Bettinger contacted regarding a potential business combination, summarize the extent and nature of the discussions with those parties, and elaborate

Michele M. Anderson, Esq.

March 24, 2006

on the substance of Mr. Bettinger’s presentation to the board, which provided the basis for the board’s conclusion that a combination with those companies would not satisfy the company’s goals.

In response to the Staff’s comment, we have revised the applicable disclosure.

Purpose of the Merger; Effect of Stock Issuances, page 33

5.

We note your response to prior comment 28, in which you state that “until such time as stockholders approval is obtained, the Series A Preferred Stock is, by its terms, not convertible into common stock of the Company.” You make similar statements in response to prior comment 2. However, your disclosure on page 34 states that “[e]ach share of the Series A Preferred Stock is presently convertible into 10,095.87shares of common stock.” Please revise as appropriate throughout the filing so that your disclosure is consistent with your supplemental explanations.

In response to the Staff’s comment, we have revised the applicable disclosure.

Opinion of Financial Advisor to Cenuco, page 38

Discounted Cash Flow Analysis, page 43

6.	We note your revisions in response to prior comment 32. Please further revise to more clearly address the matters raised in prior comment 32. For example:
•	Further revise to include a caption above the row titled “NPV-Merged” identifying which column is the high end of the range, which is the low end and which is the mean.
•

Also explain in more detail how your financial advisor determined that a compound annual growth rate of 37.1% for net earnings was appropriate. Although you indicate that you are not using that line item for determining the net present value of the combined company, you are disclosing a forecast that states that your net earnings will grow at 37.1% per year. Disclose how your financial advisor determined this growth rate. For example, disclose the recent historical compound annual growth rate of the Lander business.

•

Also provide more detail about the growth, discount rate and other assumptions that your financial advisor used to calculate the terminal value. For example, revise to clarify how your financial advisor calculated a range of discount rates that “incorporate[s] some measure of a risk-free and additional rate that equates to the vFinance’s opinion of the business risks associated with those cash flows.” Provide more specific details to permit investors to evaluate this measure of a risk-free rate and to explain what are the business risk premium, the catch-all risk premium and how they were calculated.

Michele M. Anderson, Esq.

March 24, 2006

In response to the Staff’s comment, we have revised the applicable disclosure. These revisions are intended to describe more clearly the methodology used by vFinance, as well as the nature and source of the data from which its calculations were derived. We have deleted the rows of the table labeled “Revenues” and “Net Earnings” because these data were not used in the calculation and we agree with the Staff that their inclusion could cause confusion. We have amended the disclosure to clarify that the calculation of the cash flow data used in the discounted cash flow analysis was a product solely of the EBITDA and Capex data, which in turn were provided by Lander management.

7.

Also, your revisions in response to prior comment 32 indicate that vFinance’s discounted cash flow analysis determined a combined Cenuco/Hermes corporate entity with a value range of $149.5 million to $174.4 million, with a mean of $161.4 million. Your revised disclosure on page 45 indicates that Cenuco’s market capitalization at the date of the fairness opinion was $73.8 million. Applying that market capitalization to determine the percentage that the Cenuco shareholders should own in the combined entity, based on the discounted cash flow valuation, suggests that the percentage ownership that Cenuco shareholders should have received in the combined entity would fall in a range of 42.3% to 49.4%, with a mean of 45.7%. However, your disclosure indicates that Cenuco holders received 35% of the combined entity, which is considerably less than the range apparently indicated by vFinance’s discounted cash flow analysis. Please revise to disclose what consideration vFinance and your board gave to these results.

We note the Staff’s comment and respectfully submit that neither vFinance nor the Cenuco Board considered the discounted cash flow value analysis in isolation. Indeed, under the heading “Comparable Transaction Analysis” it is stated that “[w]hile all valuation methodologies received equal weight in vFinance’s valuation, vFinance tends to favor transaction-oriented multiples as more indicative of the true multiple to be assigned.” At a later point in the disclosure it is stated, “vFinance did not assign a value to the consideration paid to the former members of Hermes in the Merger; rather vFinance provided a value range that should be considered fair to the stockholders of Cenuco, which was nominally based upon the terms of the Merger Agreement [providing that Cenuco holders received 35% of the combined entity].”

In light of the broad range of values arising from the vFinance analysis and the many other factors considered by both vFinance and the Board, neither vFinance nor the Cenuco Board of Directors focused special attention on comparing the mean value of any particular element of the vFinance analysis or even the summary of values against a snapshot of the market capitalization of Cenuco on that day. Although such market capitalization was considered by both vFinance and the Board as a measure of the value of Cenuco at the time, it was certainly not the only such measure. Indeed, the Board’s desire to establish a stable revenue base and greater financial stability as clearly stated in the proxy materials is indicative of the fact that the Board had very real questions about the ability of Cenuco to justify such valuations without a merger or other strategic alliance.

Michele M. Anderson, Esq.

March 24, 2006

As noted in the proxy, the Cenuco Board of Directors considered the opinion of vFinance that the consideration to be paid by Cenuco was fair from a financial point of view. However, the Board considered a large number of other factors as set forth in the proxy statement, including, without limitation, the determination that the Merger would create a larger combined company with greater financial resources and increased free cash flow. In light of the large number of factors considered, we respectfully submit that further disclosure that focuses on a comparison of the mean value of the discounted cash flow analysis against then current market capitalization would not be appropriate. It would seem strange to highlight that comparison while failing to also note, for example, that the ratio of market capitalization to the mean value arising from the comparable transaction analysis (which vFinance has identified as their preferred measure) was 0.51 (i.e., 34:66) versus the merger consideration of 0.54 (i.e., 35:65).

Please do not hesitate to contact me at (212) 883-4992 with any questions or comments regarding this letter or the Preliminary Schedule 14A. Thank you in advance for your attention to this matter.

Sincerely,

/s/ Herbert Henryson II

Herbert Henryson II

For WOLF, BLOCK, SCHORR and SOLIS-COHEN LLP

cc:	Daniel Zimmerman, Esq.

Andrew Sheldrick, Esq.